January 19, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Alternative Energy Sources, Inc.
Registration Statement on Form SB-2
(File No. 333-137948)

Ladies and Gentlemen:

On behalf of our client, Alternative Energy Sources, Inc. (the “Company”), a Delaware corporation, and pursuant to the Securities Act of 1933, as amended (the “Securities Act”), we hereby submit via EDGAR transmission and facsimile transmission, our response to the letter dated January 9, 2007 (the “Comment Letter”) from Jennifer R. Hardy, Legal Branch Chief, the Company was informed of the comments of the staff with respect to the first amendment to the Registration Statement of the Company on Form SB-2 (File No. 333-137948) (the “Registration Statement”).

In a conversation on Wednesday, January 17, 2007, we informed Patricia Armelin of our intention to file this letter and that the Company plans to file a second amendment to the Registration Statement, based on the staff’s response to this letter.

Set forth below are the Company’s responses to the Comment Letter. Numbered references are to the numbered paragraphs of the Comment Letter, while captions refer to the headings of the Comment Letter. Capitalized terms not defined in this response letter shall have the meanings given to them in the Registration Statement.

General

1.
As of January 15, 2007, the Company had 40,500,000 shares of common stock issued and outstanding. Of that number, affiliates of the Company held 13,086,000 shares. The total number of shares of our issued and outstanding common stock not held by affiliates was 27,414,000.

2.
The business combination between Alternative Energy Sources, Inc. (“Alternative Energy”) and Beemer Energy, Inc. (“Beemer”) is appropriately accounted for as a “reverse merger” because the essence of the transaction is that the two controlling shareholders of Alternative Energy, Messrs. Stinson and Gage were replaced by the two controlling shareholders of Beemer Energy, Messrs. Beemer and Blank, who now control Alternative Energy. The business and control of Alternative Energy is now that of Beemer.

This business combination was effected through an exchange of equity interests as follows: prior to the combination, Messrs. Stinson and Gage owned 23,437,500 shares of Alternative Energy or approximately 61% of the 38,437,500 outstanding shares. The agreement to combine entities canceled the shares of Messrs. Stinson and Gage and issued 12,900,000 shares of new shares to Messrs. Beemer and Blank. Messrs. Beemer and Blank then owned approximately 45% of the then outstanding shares of 27,900,000 of Alternative Energy.

The following pertinent facts and circumstances in considering Beemer the acquiring entity are:

a.	The Beemer shareholders received the larger portion of voting rights in the combined entity after the combination.

b.	The Beemer shareholders are a large minority voting interest in the combined entity where no other owner or organized group of owners has a significant voting interest.

c.
The Beemer shareholders are the governing body of the combined entity. Immediately following the merger, Mr. Beemer was the sole director of the Company, and appointed 5 of the 6 members of the Board of Directors to fill vacancies that existed after the merger.

d.	The Beemer shareholders are the senior management of the combined entity.

e.
The Beemer shareholders paid a premium for the shares of the acquired entity in the form of less percentage of shares outstanding of the Company relative to the holdings of the former shareholders, Messrs. Stinson and Gage.

The parties intended this transaction to be a “reverse merger” and the agreement reflects this contemplation. In this regard, paragraph two of the preamble to the Merger Agreement provides as follows

WHEREAS, this Agreement contemplates a merger of the Acquisition Subsidiary with and into the Company (i.e., Beemer), with the Company as the surviving entity after the merger (the “Merger”), whereby the stockholders of the Company will receive common stock of the Parent in exchange for their capital stock of the Company.

As further evidence of the parties’ intent, Article I, paragraph 1.1 of the Merger Agreement provides in relevant part that:

Upon and subject to the terms and conditions of this Agreement, the Acquisition Subsidiary shall merge with and into the Company at the Effective Time (as defined below). From and after the Effective Time, the separate corporate existence of the Acquisition Subsidiary shall cease and the Company shall continue as the surviving corporation in the Merger (the “Surviving Corporation”).

The Staff’s comment implies the question, “Who has control of the Company”? The answer is Messrs. Beemer and Blank. And since their “controlling interest” replaced the “controlling interest” of Messrs. Stinson and Gage, the transaction was appropriately accounted for as a “reverse merger”.

The Staff’s comment requests that the Company disregard most characteristics of a “reverse merger” and speak solely to “controlling interest”. Although the view of pointing to only one characteristic to define a merger under SFAS 141, paragraph 17, would appear inappropriate, we respect the Staff’s need to understand all aspects of the transaction. We address the Staff’s inquiry as follows:

The Staff’s comment references ARB 51 in defining a “controlling interest”. We respectfully submit that ARB 51 speaks to Consolidations where SFAS 141, paragraph 17, speaks specifically to “reverse merger”. In addition, an essential characteristic of a “controlling interest” is the ability to make decisions, directly or indirectly, about an entity’s activities through voting rights or similar rights. Messrs. Beemer and Blank have the ability to make decisions about the Company’s activities. The amount of shares controlled by Messrs. Beemer and Blank afford them the right to make these decisions. (SFAS 141, paragraph 17 b specifically speaks to this fact of a “large minority voting interest”.) The merger agreement and the concurrent, related private offering intended these individuals to have this control.

Also, in light of the issuance of FIN 46(R), the “application of the majority voting interest requirement in ARB 51 to certain types of entities may not identify the party with a controlling financial interest because the controlling financial interest may be achieved through arrangements that do not involve voting interests.” As the Interpretation clearly indicates, all facts and circumstances need to be considered when viewing a transaction, not just one attribute.

We trust that after considering all facts and circumstances, the Staff will agree with the Company’s conclusion that this transaction should appropriately be accounted for as a “reverse merger”.

Recent Developments, page 1

3.	The Company expects the Kankakee plant to be operational during the Fall of 2008. The disclosures in the SB-2 will be amended on pages 1 and 30 to reflect this expectation.

Directors, Executive Officers, Promoters and Control Persons, page 43

4.	Complied with. Mr. Gordon is 60 years old. The disclosures in the Registration Statement will be updated on page 43 to reflect his age.

Note 4. Stockholders’ Equity, page F-10

5.
Complied with. The disclosures on page F-10 of the Registration Statement will be updated to specifically disclose the damages which may be incurred by the Company and to state which view presented in Issue Summary No. 1 the Company has adopted.

Recent Sales of Unregistered Securities, page II-2

6.
Complied with. The disclosures on page II-2 will be changed to reflect that there were 10,000 shares of Beemer Energy stock issued and outstanding prior to the merger. Our prior letter to the Commission had the correct number, but it was not reflected in the disclosures made in the Registration Statement.

* * *

We trust that the changes in the accompanying Amendment and the explanations contained in this letter will be considered by the staff to be satisfactory responses to the comments contained in the Comment Letter. If the staff has any questions or comments with respect to the changes made to the Registration Statement by the Amendment, please contact me at 212-400-6900.

Very truly yours,

/s/ Kenneth S. Goodwin
Kenneth S. Goodwin